Exhibit 99.2

PRESS RELEASE

WiLAN Provides Business Update

OTTAWA, Canada – October 5, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today provided a business update for the third quarter of 2011.

Licensing

WiLAN signed licenses with four companies during the third quarter of 2011.  WiLAN and Ixia Inc. entered into a multi-year license agreement for Wi-Fi related technologies.  Infinite Digital Inc. and previously announced licensees, Makena Electronic (Shenzen) Co., Ltd. and HKC Overseas Limited, signed  multi-year licenses related to WiLAN’s V-chip technology.  WiLAN is currently in licensing discussions and negotiations with a large number of prospective licensees.

To date, over 255 companies have licensed WiLAN technologies including over 120 companies that have licensed the Company’s V-Chip technologies.

Gladios IP

WiLAN’s Gladios IP (“Gladios”) subsidiary was established in 2010 and works with companies that are seeking assistance in licensing their valuable patent portfolios.  Previously, Gladios announced agreements with 01 Communique Inc. and Poynt Inc.  Gladios has now signed agreements with four additional companies bringing the total number of Gladios clients to six.  The four new portfolios cover on-line gaming, on-line gambling, networking technology and internet connectivity.

Brokerage

In the third quarter of 2011, WiLAN sold a portion of its biometric technologies (fingerprinting) portfolio including 8 U.S. Patents to an undisclosed buyer.  These patents were acquired by WiLAN from Infineon Technologies Inc. in 2009.  Terms of the sale are confidential and are not considered material to WiLAN.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1

PRESS RELEASE

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	2